Exhibit 15.1

The Fundrise iPO Internet public offering Our mission is to build a better financial system by empowering the individual. You’re invited to join us. The arc of financial history bends toward democracy. When we started Fundrise, institutions asked us, “Why bother with the little guy?” Private markets had always been exclusive to institutional and high net worth investors. Closed to +95% of individuals. What they didn’t understand is that democracy is inseparable from technology. Expanding access drives technological progress, which drives even greater access. Open markets win over closed markets. The past 100 years of public markets have been a virtuous cycle of technology and democracy. And, the history of public markets is the future of private markets.

Sources: NYSE shareownership census for pre-1971 (before the NASDAQ was founded). 1980 - 1989 estimates based on US population and Federal Reserve Survey of Consumer Finances. 2000 and onward estimates based on US population and Gallup poll results. Inevitable disruption of technology

The private markets are similar today to the stock market of the previous century. Just as the raucous trading pits were replaced by silent machines, the same automation is coming for private markets. Today, everything is done by people, from the sales to closings to operations. Tomorrow, software will replace inefficient, repetitive manual work. Technology companies know that to automate a process, you must first standardize it. A near impossibility if your customer is a billion-dollar enterprise that expects bespoke solutions. If your customers are millions of individuals, standardization is a necessity. It’s why democracy unlocks technology. Our growth flywheel More scale allows for greater technology investment which lowers costs and enhances quality. Success begets growth, and our flywheel moves faster. The more we integrate technology, the more its compounding power unlocks additional growth. Expanding access to tens of millions of investors

Institutional investors invest 20 - 30% of their portfolio in private markets to improve performance. On the other hand, most individuals have been practically barred from private investing. These barriers have been both regulatory and economic. That’s left tens of millions of individuals excluded from investing in private assets. Depending on your definition of target customer, there are between 35 and 100 million potential investors with $30 trillion+ of net worth that could be allocated to the private markets — the total addressable market could hardly be larger. The first end-to-end technology platform for alternative investments With close to 400,000 active investors and 2 million users, we believe that Fundrise is, by far, the largest private investment platform in the world by number of investors directly in our products, and has achieved less than a 1% market penetration.

Distribution Through our web and mobile platforms, individuals can access institutional quality alternative investments, without the high-fees and mark-ups associated with traditional channels. Our proprietary payments software processed 2.5 million ACH transactions in 2021 and 3.7 million during 2022, while real-time reporting of return calculations is performed daily for each client account, currently storing over 29.3 billion data points. Selection Our internal software systems allow us to remove the double promote and systematize the back-of-house of accounting, tax, operations and fund operations, including software generating over a million 1099s and K-1s, maintaining 54 million shareholding records, and daily automated transfer agent integration, all at a minimal cost to the investor. Production We’ve revolutionized the asset management process by leveraging modern data infrastructure tools to unlock real time information, automate reporting, and improve decision making across our approximately $6 billion real estate portfolio, which consists of 16,000+ residential units and more than 3 million square feet of commercial space across multifamily, build for rent, urban infill and last-mile industrial asset classes.

Revenue growth at scale *We paused the majority of new real estate acquisitions during 2020 due to the pandemic. This reduced origination fee revenue for 2020, which was then realized in 2021 when we deployed the backlog of capital from the prior year. Investor and AUM growth On average, Fundrise has more than doubled the number of investors and assets under management each year for the last 8 years.